

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2021

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

      Re: Royalty Pharma plc
           Registration Statement on Form S-4
           Filed June 21, 2021
           File No. 333-257188

Dear Mr. Legorreta:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Richard D. Truesdell, Jr., Esq.